UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: October 7, 2022	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SEPTEMBER 2022 AND 3Q22 QUARTERLY REVENUE

Hsinchu, Taiwan, October 7, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of September 2022 and for the third quarter ended September 30, 2022. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.78 to US$1.00 as of September 30, 2022.

Revenue for the third quarter of 2022 was NT$5,254.0 million or US$165.3 million, representing a decrease of 23.3% from the second quarter of 2022, and a decrease of 26.6% from the third quarter of 2021.

Revenue for the month of September 2022 was NT$1,590.9 million or US$50.1 million, representing a decrease of 7.2% from August 2022, and a decrease of 32.1% from September 2021.

The Company noted that while its long-term business catalysts remain firmly in place, the decline in its monthly and year-over-year revenue reflects broader end market conditions and ongoing inventory adjustments in response to end market demand levels, which are impacting the entire industry.

Consolidated Monthly Revenues (Unaudited)
	September 2022	August 2022	September 2021	MoM Change	YoY Change
Revenues (NT$ million)	1,590.9	1,715.1	2,343.8	-7.2%	-32.1%
Revenues (US$ million)	50.1	54.0	73.8	-7.2%	-32.1%

Consolidated Quarterly Revenues (Unaudited)
	Third Quarter 2022	Second Quarter 2022	Third Quarter 2021	QoQ Change	YoY Change
Revenues (NT$ million)	5,254.0	6,851.7	7,161.0	-23.3%	-26.6%
Revenues (US$ million)	165.3	215.6	225.3	-23.3%	-26.6%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.